SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87

SHAREHOLDERS ANNOUNCEMENT

PAYMENT OF INTEREST ON STOCKHOLDER’S CAPITAL 2T06

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 e NYSE: GOL) (“Company”) announces to shareholders that its Board of Directors, at a meeting held on June 16, 2006, resolved on the proposal of management regarding the payment of interest on stockholder’s capital related to the second quarter of 2006, and approved the payment of interest on stockholder’s capital.

I – Amount of the Credit of Interest on Stockholder’s Capital

The gross amount of the interests on own capital is R$ 32.050.376,61, corresponding to R$ 0,16348 per preferred and ordinary share.

II – Credit Date

All outstanding shares on June 20, 2006 will have right to interest on stockholder’s capital. The credit of the interest on stockholder’s capital in the Company’s accounting records will be made on June 30, 2006, considering the shareholders position on June 20, 2006.

III – Ex-right Date

The shares will be traded on São Paulo Stock Exchange (BOVESPA) and New York Stock Exchange (NYSE), “ex” right as of June 21, 2006, inclusive.

IV – Withholding Income Tax

The amount of the interests on stockholders capital is subject to withholding income tax at a rate of 15%, except to shareholders that evidence to be exempt or immune, and for those domiciled in a tax heaven jurisdiction, subject to an income tax rate of 25%.

V – Evidence of Exemption/immunity

Shareholders immune or exempt of withholding income tax shall verify if such condition is stated at their records maintained before the Company’s shares registrar (Banco Itaú S/A.) and, if necessary, must update their records in order to take advantage of the referred benefit, until June 26, 2006.

VI – Imputation of Interests on Stockholder’s Capital

The interest on stockholder’s capital, net of withholding income tax, will be imputed to mandatory dividends related to the corporate year of 2006, according to article 9, paragraph 7, of Law 9.249/95, item V, of Deliberation CVM 207/96 and paragraph 4, of article 25 of Company’s By-Laws. The payment of interest on stockholder’s capital is resolved according to the quarterly intercalary dividends policy. It is important to note that the percentage of the net profits in each distribution, whether of dividends or interest on stockholder’ capital, may vary and will be adjusted every distribution, in order to assure the minimum dividend of 25% of the corporate year’s net profit (adjusted according to Law 6.404/76) and to the Company’s Bylaws, any other amounts distributed that exceed that percentage constitute of liberality of the Company and does not generate any additional obligations.

VII – Payment of Interest on Stockholder’s Capital

The interest on stockholder’s capital will be paid to shareholders, with no remuneration, on August 15, 2006.

The closely held supplementary pension entities in order to do not have the income tax withheld shall send a specific statement to the Company, to the address below, until June 26, 2006, with certified signatures and proper documents to evidence authority of signatory. A statement form and further clarifications may be required at the address below.

Gol Linhas Aéreas Inteligentes S/A.
Investor Relations Department
Rua Tamoios, 246, Ground Floor
São Paulo - SP - CEP: 04630-000
Telephone: (+ 55 11) 3103-6635
Email: ri@golnaweb.com.br

Instructions regarding credit of the amounts:

Shareholders will have their credits made available according to the bank account and bank domicile informed to Banco Itaú S/A:

Shareholders with Records not Updated:

To shareholders which record does not contain the number of enrollment with CPF/CNPJ or indication of “Bank/Agency and Bank Account”, the interest on stockholders capital will be credited as of the 3rd business day counted as of the update request, provided that the interested parties proceed to the updating of their records in person, at one of the agencies of Banco Itaú S/A, listed below, which have exclusive services to shareholders. In case the updating of data is provided in a bank agency not listed below or through correspondence to the Shareholders Services Superintendence – Av Engenheiro Armando de Arruda Pereira, 707 – 9th Floor– Torre Eldoro Vilela – CEP 043.44902 – São Paulo – SP – Jabaquara, payment will be released only after the due records are made at the electronic files of the mentioned Bank.

Bank Agencies:

At Bank Agencies of Banco Itaú S/A listed below and other agencies authorized to render services to shareholders, at bank business hours:

Belo Horizonte	Av. João Pinheiro, 195 - Mezzanino
Brasília	SCS Quadra 3 – Ed. D.Angela - Terreo
Curitiba	Rua João Negrão, 65
Porto Alegre	Rua Sete de Setembro, 746 – Sobre-loja
Rio de Janeiro	Rua Sete de Setembro, 99 – Sub-solo
Salvador	Av, Estados Unidos, 50 – 2º. Andar
São Paulo	Rua Boa Vista, 180 – 1º. subsolo

The payment of interest on shareholder’s capital was resolved by the Board according to the Company’s philosophy of generating value to its shareholders, providing for a consistent remuneration to investors, and a higher level of cash resources available to the company.

São Paulo, June 19, 2006

Richard F. Lark Jr.
Chief Financial Officer
Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.